Exhibit 99.3

Zapp EV Reports Financial Results for the Six Months Ended March 31, 2025 and Provides Operational Update

Strategy to change following appointment of luxury automotive veteran as new Chief Executive Officer

LONDON, June 25, 2025 – Zapp Electric Vehicles Group Limited (OTC: ZAPPF) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today reported financial results for the six months ended March 31, 2025 and provided an update on its operations.

New Chief Executive Officer

Zapp EV's board of directors has appointed David McIntyre as Chief Executive Officer of the Company and as a member of the board. For the last eleven months, Mr. McIntyre has served as Chief Operating Officer of Zapp EV, after joining the Company in 2021 as its Chief Commercial Officer.

In his three decades of experience in the international luxury automotive industry, Mr. McIntyre has been instrumental in driving growth and operational efficiencies at McLaren, Jaguar Land Rover, Aston Martin, Bentley, Porsche and Lotus. His tenure at these companies contributed to successful expansions into new countries and increased unit sales in key markets across Europe,  Asia and Latin America.

For reasons described in the unaudited condensed consolidated interim financial statements and related footnotes for the six months ended March 31, 2025, the Company’s board of directors has terminated for cause the founder and former Chief Executive Officer, Swin Chatsuwan, as well as the former Chief Brand Officer, the Chief Strategy Officer and the Chief Design Officer. Additionally, Mr. Chatsuwan is no longer a member of the board of directors.

David McIntyre, Chief Executive Officer of Zapp EV, said: “This is a pivotal moment for Zapp as we work to bring our products to customers in Europe, Asia, and beyond. I appreciate the board’s confidence in appointing me to lead the company at this stage. We’re focused on taking the necessary steps to move forward in aligning execution with opportunity and getting more products on the road. Zapp has the potential to reshape how people experience electrified urban mobility, and I’m excited to lead the team in our mission.”

Anthony Posawatz, Chairman of Zapp EV, added: “Zapp has designed and developed an exceptional product, but the delays in delivering it became unacceptable. Now with David leading the Zapp team, the Company can leverage his expertise to execute on its plan to build bikes and get them on the road in key markets worldwide.  While our mission overall is unchanged, a change in management was needed for Zapp to move forward.”

Other Business Developments

●

Zapp EV completed homologation in the European Union and United Kingdom, however it will either need to regain access to its factory in Bangkok or shift production to a different ISO 9001:2015 certified factory.

●	In the meantime, Zapp intends to begin assembling i300 in the United Kingdom and register inventory for sale on a single-vehicle basis.
●	The Company has appointed two authorised resellers, the first of which operates in the United Kingdom and the second operates in Ireland.
●	A revised business outlook will be provided once the Company has completed rebuilding its supply chain outside of Thailand.

Financial Results for the six months ended March 31, 2025

●

IFRS net loss of $4.3 million compared to $5.0 million in the same six-month period in 2024, primarily reflecting a decrease in other expenses related to movements in the fair value of derivative financial assets and liabilities.

●

Operating loss of $2.7 million compared to $3.1 million in the same six-month period in 2024, primarily reflecting a reduction in professional fees and a reduction in marketing spending as the commercial launch of i300 was delayed.

About Zapp EV

Zapp EV (OTC: ZAPPF) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappuk.com

Zapp Media Relations Contact:

pr@zappuk.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements.  Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

	For the Six Months Ended March 31,
($US 000's, except per share data)	2025	2024
Revenue	-	-
Cost of sales	-	-
Selling and distribution expenses	(178.1)	(220.4)
General and administrative expenses	(2,554.9)	(2,913.8)
Operating loss	(2,733.0)	(3,134.1)
Finance expense, net	(301.1)	(192.9)
Other expense	(428.8)	(1,706.1)
Loss before tax	(3,462.9)	(5,033.1)
Income tax	(858.5)	-
Loss for the year	(4,321.4)	(5,033.1)
Earnings per share	(0.68)	(1.70)

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(US$ 000's)	March 31, 2025	September 30, 2024
Assets
Cash and cash equivalents	1,117.6	1,565.1
Other current assets	2,233.4	1,890.0
Property, plant and equipment	388.2	460.9
Other non-current assets	1,357.4	1,479.5
Total assets	5,096.6	5,395.5
Liabilities and shareholders’ deficit
Current liabilities
Trade, other payables and current liabilities	26,572.9	26,885.0
Other non-current liabilities	987.0	1,026.9
Total liabilities	27,559.9	27,911.9
Shareholders’ deficit	(22,463.3)	(22,516.4)
Total liabilities and shareholders’ deficit	5,096.6	5,395.5

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
(US$ 000's)	2025	2024
Net cash used in operating activities	(2,706.5)	(1,524.7)
Net cash used in investing activities	(56.1)	(9.6)
Net cash from financing activities	2,402.8	1,199.3
Net decrease in cash and cash equivalents	(359.8)	(335.1)
Cash and cash equivalents at October 1, 2024 and 2023	1,565.1	823.2
Effect of exchange rate fluctuations on cash held	(87.8)	(3.2)
Cash and cash equivalents at March 31, 2025 and 2024	1,117.6	485.0

Please refer to our Form 6-K with financial results ended March 31, 2025 for financial statements and related notes and disclosures.